UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

CROWN CRAFTS, INC.
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

228309 10 0
(CUSIP NUMBER)

Charles D. Vaughn
Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street, N.E.
14th Floor
Atlanta, GA 30309-3964
(404) 817-6000
__________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2006
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on following pages)

Page 1 of 10 Pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Michael H. Bernstein

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 866,307

	(8)	Shared Voting Power: 65,000

	(9)	Sole Dispositive Power: 866,307

	(10)	Shared Dispositive Power: 65,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 931,307

(12)	Check Box If the Aggregate Amount in Row (11) [X] Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 9.85%

(14)	Type of Reporting Person: IN

Page 2 of 10 Pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Deborah Bernstein

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 40,590

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 40,590

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,590

(12)	Check Box If the Aggregate Amount in Row (11) |X| Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 0.4%

(14)	Type of Reporting Person: IN

Page 3 of 10 Pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Elizabeth Fishman

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 413,085

	(8)	Shared Voting Power: 60,000

	(9)	Sole Dispositive Power: 413,085

	(10)	Shared Dispositive Power: 60,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 473,085

(12)	Check Box If the Aggregate Amount in Row (11) |X| Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 4.8%

(14)	Type of Reporting Person: IN

Page 4 of 10 Pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Alicia Fishman Volovick

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 93,340

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 93,340

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 93,340

(12)	Check Box If the Aggregate Amount in Row (11) |X| Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 1.0%

(14)	Type of Reporting Person: IN

Page 5 of 10 Pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Diana Fishman

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 48,869

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 48,869

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 48,869

(12)	Check Box If the Aggregate Amount in Row (11) |X| Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 0.5%

(14)	Type of Reporting Person: IN

Page 6 of 10 Pages

This Amendment No. 4 (the “Amendment”) amends the Schedule 13D filed with SEC on October 16, 2003 (together with amendments thereto filed before this Amendment No. 4, the “Schedule 13D”), by Michael Bernstein, Deborah Bernstein, Elizabeth Fishman, Alicia Fishman Volovick (Ms. Volovick married in October 2005) and Diana Fishman (collectively, the “Group”) with respect to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Crown Crafts, Inc., a Delaware corporation (the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D as heretofore amended shall remain unchanged.

Item 4.   Purpose of Transaction

        This amendment is being filed to give notice of the dissolution of a “group” for purposes of Section 13(d) of the Exchange Act.

        Each member of the Group acquired the shares of Common Stock reported in Item 5 below for his or her own account, and for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect. The Group was formed in October 2003 to evaluate various strategies to maximize stockholder value. The Company completed a recapitalization on July 11, 2006, which resulted in a significant increase in stockholder value. Upon completion of the recapitalization and the resulting increase in stockholder value, the members of the Group agreed that they no longer needed to act together as a group within the meaning of Section 13(d) of the Exchange Act, and they agreed to dissolve the Group, effective July 12, 2006 (the “Termination Date”). Effective on the Termination Date, each former member of the Group was no longer deemed to share beneficial ownership of shares of Common Stock with the other former members of the Group.

        In light of the dissolution of the Group, no further amendments of the Schedule 13D will be filed with respect to the Group. Each of Deborah Bernstein, Elizabeth Fishman, Alicia Fishman Volovick and Diana Fishman individually owns less than 5% of the outstanding shares of the Company and, accordingly, will no longer be required to file a Schedule 13D as long as her ownership does not exceed 5% of the outstanding Common Stock. Any further filing relating to Michael Bernstein’s beneficial ownership of the Company’s Common Stock will be made, if required, in his individual capacity.

Item 5.   Interest in Securities of the Issuer

        As of July 28, 2006, Michael Bernstein, Deborah Bernstein, Elizabeth Fishman, Alicia Fishman Volovick and Diana Fishman beneficially own the number of shares shown in the following table. Michael Bernstein and Elizabeth Fishman are siblings. Michael Bernstein is the father of Deborah Bernstein. Elizabeth Fishman is the mother of Alicia Fishman Volovick and Diana Fishman.

	Number of Shares	Percent of
Name	Beneficially Owned	Outstanding

Michael Bernstein	931,307	9.8
Deborah Bernstein	40,590	0.4
Elizabeth Fishman	473,085	4.9
Alicia Fishman Volovick	93,340	1.0
Diana Fishman	48,869	0.5

        The percentages of outstanding shares of Common Stock set out above are computed based on a total of 9,505,937 shares of Common Stock outstanding as of June 9, 2006, as reported by the Company in its Definitive Proxy Statement (the “Proxy”) as filed with the SEC on June 30, 2006.

Page 7 of 10 Pages

        As of July 28, 2006, Michael Bernstein beneficially owns a total of 931,307 shares of Common Stock. Mr. Bernstein has sole voting and dispositive power of 866,307 shares of Common Stock, of which 748,491 shares are held directly or in personal retirement accounts, 82,236 shares are held by a family foundation of which Mr. Bernstein is sole trustee, and 35,580 shares are held by Mr. Bernstein as the sole custodian for the benefit of his daughters. Mr. Bernstein is also a co-trustee of a trust that owns 65,000 shares of Common Stock, and Mr. Bernstein may therefore be deemed to share voting and dispositive power over those shares. Mr. Bernstein formerly had beneficial ownership of 60,832 shares as trustee of the Philip Bernstein Trust for the benefit of his daughters. (Due to an administrative oversight, 16,000 of these shares were not previously reported.) In 2004, Mr. Bernstein resigned as trustee and Elizabeth Bernstein became the trustee of the Philip Bernstein Trust. The record ownership of the shares, however, was not altered to reflect this change until February 10, 2006. Mr. Bernstein formerly had beneficial ownership of 12,500 shares as trustee of the Michael Bernstein Trust for the benefit of his daughters until July 12, 2006 when those shares were sold in an open market transaction.

        In the past 60 calendar days, starting with the most recent date, Mr. Bernstein has disposed of shares of common stock on the dates in open market transactions, in the amounts and for the prices shown on the following table.

Date
of Disposition	Number of Shares	Price per Share

7/12/06	6,000 (1)	1.62
7/12/06	6,500 (1)	1.58
7/18/06	3,994 (2)	2.00
7/18/06	9,106 (2)	2.02
7/19/06	10,000 (2)	2.07
7/19/06	30,000 (2)	2.08
7/19/06	10,000 (2)	2.09
7/19/06	20,000 (2)	2.10
7/21/06	9,200 (2)	2.20
7/24/06	2,500 (2)	2.20
7/24/06	14,000 (2)	2.18
7/26/06	20,000 (2)	2.28
7/26/06	20,000 (2)	2.34
7/27/06	500 (2)	2.40

(1)     Sales by the Michael Bernstein Trust.
(2)    Personal sales.

        As of July 28, 2006, Deborah Bernstein owns 40,590 shares of Common Stock, which she received as gifts from her father and grandfather. In the past sixty calendar days, starting with the most recent date, Ms. Bernstein sold, in an open market transaction, 20,000 shares of Common Stock on July 12, 2006 for a price of $1.70 per share:

        As of July 28, 2006, Elizabeth Fishman beneficially owns 473,085 shares of Common Stock. Mrs. Fishman has sole voting and dispositive power over 397,085 shares of Common Stock. Mrs. Fishman is the sole trustee of a trust that owns 60,000 shares of Common Stock. As described above, on February 10, 2006, Mrs. Fishman became successor trustee of the Philip Bernstein Trust, which then owned 60,832 shares for the benefit of three of her nieces. The trust currently owns 16,000 shares.

Page 8 of 10 Pages

        In the past sixty calendar days, starting with the most recent date, Mrs. Fishman has disposed of shares of Common Stock in open market transactions on the dates, in the amounts and for the prices shown on the following table:

Date
of Disposition	Number of Shares	Price per Share

7/12/06	10,000 (1)	2.20
7/12/06	16,666 (2)	1.50
7/12/06	3,500 (2)	1.60
7/12/06	19,166 (2)	1.38
7/12/06	5,500 (2)	1.39

(1)     Personal sales.
(2)     Sales by the Philip Bernstein Trust.

        As of July 28, 2006, Alicia Fishman Volovick owns 93,340 shares of Common Stock, and Diana Fishman own 48,869 shares of Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        In light of the dissolution of the Group, each former of the Group is not a party to any contract, arrangement, understanding or relationships with any other person with respect to shares of stock of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

Item 7.   Materials to be Filed as Exhibits.

        Incorporated by reference are the following:

Exhibit Index

Exhibit Number
Reference No.	Description

7.1.1	Agreement Regarding Joint Filing among Michael Bernstein, Deborah Bernstein,
Elizabeth Fishman, Alicia Fishman Volovick and Diana Fishman.*

_________________
*     Filed as an Exhibit to the original Schedule 13D filed by the Group. In light of the dissolution of the Group, this agreement is no longer in effect.

Page 9 of 10 Pages

     Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2006	/s/Michael Bernstein
Michael Bernstein

Date: July 31, 2006	/s/Deborah Bernstein
Deborah Bernstein

Date: July 31, 2006	/s/Elizabeth Fishman
Elizabeth Fishman

Date: July 31, 2006	/s/Alicia Fishman
Alicia Fishman

Date: July 31, 2006	/s/ Diana Fishman
Diana Fishman

Page 10 of 10 Pages